      File No. 70-10182

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C.  20549
Form U-1
Pre-Effective Amendment No. 1

 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

System Energy Resources, Inc.
Echelon One
1340 Echelon Parkway
Jackson, Mississippi  39213
Telephone:  601-368-5000

(Name of company filing this statement and
address of principal executive offices)

Entergy Corporation

(Name of top registered holding company
of each applicant or declarant)

    John C. Wilder
Executive Vice President
and Chief Financial Officer
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana  70113

(Name and address of agent for service)

     The Commission is also requested to send copies of any communications in connection with this matter to:

Steven C. McNeal Mark W. Hoffman, Esq.
Vice President and Treasurer Senior Counsel
System Energy Resources, Inc. Entergy Services, Inc.
639 Loyola Avenue 639 Loyola Avenue
New Orleans, Louisiana 70113 New Orleans, Louisiana 70113

This Application/Declaration is amended and restated in its entirety as follows:

Item 1.   Description of Proposed Transactions.

          System Energy Resources, Inc. ("System Energy"), a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935 ("Holding Company Act"), proposes to cause GG1B Funding Corporation ("New Funding Corporation") or a comparable entity to issue not in excess of $293,093,025 of its Secured Lease Obligation Bonds in one or more separate series ("New Refunding Bonds") through December 31, 2005 (“Authorization Period”).  The New Refunding Bonds will be issued under the New Funding Corporation's Collateral Trust Indenture dated as of January 1, 1994, as amended ("Indenture"), among New Funding Corporation, System Energy and Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as trustee ("Trustee"), or a comparable instrument in order to refund the Secured Lease Obligation Bonds issued in 1994 ("Original Refunding Bonds").

          Pursuant to a Commission order, dated December 23, 1988 (HCAR No. 24791), on December 28, 1988 System Energy sold and leased back from certain trusts acting as lessors ("Lessors"), on a long-term net lease basis, an approximate 11.5% aggregate ownership interest ("Undivided Interests") in Unit No. 1 of the Grand Gulf Steam Electric Generating Station (nuclear) ("Grand Gulf 1") in two substantially identical, but entirely separate, transactions. System Energy now has an approximate 78.5% undivided ownership interest and an approximate 11.5% leasehold interest in Grand Gulf 1.  The remaining 10% of Grand Gulf 1 is owned by an electric cooperative, South Mississippi Electric Power Association.

          The purchase price of the Undivided Interests was $500,000,000, of which approximately $64,898,000 was provided by the equity contributions of two owner participants in the two respective Lessor trusts and approximately $435,102,000 was provided by loans from a group of interim lenders (“Interim Borrowings").

          Pursuant to a Commission order, dated April 13, 1989 (HCAR No. 24861), on April 13, 1989 GG1A Funding Corporation issued $435,102,000 of Secured Lease Obligation Bonds (“Original Bonds”) in an underwritten public offering in two series, consisting of $163,666,000 principal amount due 2004 ("Series 11.07% Bonds") and $271,436,000 principal amount due 2014 ("Series 11.50% Bonds").  The proceeds from the sale of the Original Bonds were applied to the refunding of the Interim Borrowings. Pursuant to a subsequent order, dated January 14, 1994 (HCAR No. 25974), on January 18, 1994, GG1B Funding Corporation issued $435,102,000 of Original Refunding Bonds in an underwritten public offering in two series, consisting of $356,056,000 principal amount due 2011 (“Series 7.43% Bonds”) and $79,046,000 principal amount due 2014 (“Series 8.20% Bonds”).  The proceeds from the sale of the Original Refunding Bonds were applied to refund the Original Bonds.

          With respect to the transactions proposed in this Application-Declaration, the proceeds from the sale of the New Refunding Bonds, together with funds provided by System Energy and/or by the Lessors, will be applied to the cost of redeeming the Original Refunding Bonds and may be applied to meet associated issuance costs.  Series 7.43% Bonds were first optionally redeemable on January 15, 2004 at 102.477%.  Series 8.20% Bonds were first optionally redeemable on January 15, 2004 at 104.100%.

          The New Refunding Bonds will be structured and issued under the documents and pursuant to the procedures applicable to the issuance of the Original Refunding Bonds or comparable documents having similar terms and provisions.  Reference is made in particular to Amendment No. 3 in File No. 70-8215, for a description of the terms, provisions and issuance procedures relating to the Original Refunding Bonds.

          The New Refunding Bonds may be issued in one or more series bearing interest at various fixed rates.  However, the interest rate on the New Refunding Bonds will not exceed at the time of issuance, the greater of (a) 500 basis points over U.S. Treasury Securities having a remaining term comparable to the term of the applicable series of New Refunding Bonds and (b) a spread over U.S. Treasury Securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The term of the New Refunding Bonds will not be longer than the basic term of the leases (“Basic Lease Term”) of the Undivided Interests (“Leases”), which currently expire on July 15, 2015, and will not have an amortization schedule extending beyond the Basic Lease Term.  The New Refunding Bonds will be subject to redemption upon certain terminations of the Leases at a redemption price equal to the unpaid principal amount thereof, plus accrued interest to the redemption date.  Other redemption or sinking fund provisions with respect to the New Refunding Bonds, as well as any associated placement, underwriting or selling agent fees, commissions, discounts or upfront fees, will be established by negotiation.  Such fees and expenses will not deviate materially from those customarily incurred in similar transactions by public utilities.

          For tax or other reasons, it may be desirable for a new entity comparable to the New Funding Corporation to issue the New Refunding Bonds.  When used hereinafter in the context of the issuing entity, the term "New Funding Corporation" shall refer  to either the present New Funding Corporation or a comparable new entity, and the term "Indenture" shall refer to either the present January 1, 1994 Collateral Trust Indenture or a comparable instrument entered into by the new issuer.

          The proceeds of the sale of the New Refunding Bonds will be loaned by the New Funding Corporation to the Lessors, and the Lessors will issue lessor notes ("Lessor Notes") to the New Funding Corporation pursuant to the terms of two Trust Indentures, Deeds of Trust, Mortgages, Security Agreements and Assignments of Facility Lease, dated as of December 1, 1988 (“Lease Indentures”), as supplemented and to be supplemented by Lease Indenture supplements (“Supplemental Lease Indentures”).  The Lessors in turn will apply such proceeds to repayment of similar Lessor Notes issued in 1994 to secure the Original Refunding Bonds, and the New Funding Corporation will repay the Original Refunding Bonds with such payments.  System Energy is unconditionally obligated to make payments under the Leases in amounts that will be at least sufficient to provide for scheduled payments of the principal of and interest on such Lessor Notes, which amounts, in turn, will be sufficient to provide for scheduled payments of principal of, and of interest on, the New Refunding Bonds when due.  Upon refunding of the Original Refunding Bonds, amounts payable by System Energy under the Leases will be adjusted pursuant to the terms of Lease supplements to be entered into.

          At the time of the refunding of the Original Refunding Bonds, System Energy may seek to extend the Basic Lease Term beyond the current expiration date of July 15, 2015, also resulting in corresponding adjustments in the amounts payable by System Energy under the Leases.  The purpose of the Lease extensions would be to minimize the net present value of such payments over the Basic Lease Term or otherwise to reoptimize such payments, while, at the same time, preserving the net economic return to the owner participants.  Under this circumstance, it is anticipated that the maturity dates and amortization schedules of the New Refunding Bonds and the related Lessor Notes would similarly be extended.  Any such extension of the term of the Leases would not exceed the then current term of the Grand Gulf 1 operating license issued by the Nuclear Regulatory Commission and would require the consent of the Trustee and the owner participants, as well as corresponding amendments to the Leases, the Lease Indentures, the Indenture, and/or other transaction documents, as appropriate.

          Neither the New Refunding Bonds nor the associated Lessor Notes will be direct obligations of, or guaranteed by, System Energy.  However, under certain circumstances, System Energy may assume all, or a portion of, the Lessor Notes.  The New Refunding Bonds will be secured by such Lessor Notes, which will be held by the Trustee under the Indenture.  Each Lessor Note will, in turn, be secured by, among other things (a) a lien on and security interest in the Undivided Interest of the Lessor issuing such Lessor Note and (b) certain of the rights of such Lessor under its Lease with System Energy, including the right to receive the basic rent and certain other amounts payable by System Energy thereunder.

          The New Refunding Bonds are to be issued under the Indenture, in fully registered form without coupons in denominations of $1,000 or any integral multiple thereof.  Interest on the New Refunding Bonds of each series will be payable semi-annually, commencing approximately six months following the initial issuance of the New Refunding Bonds.

         As indicated above, the New Refunding Bonds may be redeemed if any Lease is to be terminated prior to the end of the Basic Lease Term provided for therein.  In such an event, all Lessor Notes issued under a Lease Indenture or any Supplemental Lease Indentures thereto may be prepaid, and New Refunding Bonds, equal in principal amount to the Lessor Notes issued under such Lease Indenture, as supplemented, will then be redeemed on the date on which such Lessor Notes are to be prepaid, all subject, however, except in the case of a termination for obsolescence, to the right of System Energy to assume such Lessor Notes, in which event there will be no redemption of New Refunding Bonds as a consequence of such termination.

          Upon the occurrence of certain Events of Default under the Indenture ("Indenture Events of Default"), the Trustee may declare all New Refunding Bonds to be immediately due and payable.  However, no such declaration will be made in the case of an Indenture Event of Default (i) that is either (a) the failure to pay any interest on any security issued under the Indenture (including the New Refunding Bonds) when it becomes due and payable, and the continuation of such failure for a period of 10 days or (b) the failure to pay the principal of or premium, if any, on any security issued under the Indenture (including the New Refunding Bonds) when it becomes due and payable, whether at its stated maturity, on any applicable redemption date or at any other time, and the continuation of such failure for a period of 10 days, and (ii) that results directly from a failure of System Energy to make any payment under a Lease, until such time as the Lessor under such Lease has been given the opportunity to exercise its rights, if any, and cure such default under the related Lease Indenture.

          New Refunding Bonds of any series, or any portion of the principal amount thereof, will, prior to the maturity thereof, be deemed to have been paid for purposes of the Indenture, and the entire indebtedness of the New Funding Corporation in respect thereof will be deemed to have been satisfied and discharged, if (a) there shall have been irrevocably deposited with the Trustee, in trust, money in an amount which will be sufficient to pay when due the principal of and premium, if any, and interest due and to become due on such New Refunding Bonds or portions thereof on and prior to the stated maturity or redemption date thereof or (b) the Lessor Notes, of the corresponding series, are deemed to have been paid in accordance with the Lease Indenture.

          As an alternative to using New Refunding Bonds issued by a New Funding Corporation, System Energy may choose to use a trust structure in which one or more pass through statutory business trusts created under the laws of Delaware or another jurisdiction considered advantageous by System Energy (each a “Business Trust”) would be established to hold the Lessor Notes issued under the Lease Indentures.  In lieu of issuing New Refunding Bonds, the trusts would issue certificates evidencing preferred beneficial ownership interests in the trusts (“Trust Certificates”).   If such a trust structure is used, concurrently with the issuance of any series of Trust Certificates, each Business Trust will invest the proceeds thereof in the Lessor Notes, which will be the sole asset of the Business Trust, and payments under the Lessor Notes will be the only revenue of the Business Trust. The Trust Certificates will not be the direct obligations of, or guaranteed by System Energy.  However, the Trust Certificates will be supported by the Lessor Notes which will be held by the Business Trust and each Lessor Note will, in turn, be secured in the manner provided above.  In addition, under certain circumstances, System Energy may assume all, or a portion of, the Lessor Notes.  The Trust Certificates may be issued in one or more series bearing dividends at various fixed rates.  However, the dividend rate on any series of Trust Certificates will not exceed at the time of issuance the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term comparable to the term of such series, and (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.  Dividends on the Trust Certificates will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the Business Trust to defer dividend payments for specified periods.  The Trust Certificates will be subject to redemption upon certain terminations of the Leases at a redemption price equal to the principal amount thereof, plus accrued dividends to the redemption date. Each series of Trust Certificates will have such other rights, preferences and priorities, including additional redemption provisions, as may be designated in the instrument creating such series and established by negotiation.  Any associated placement,  underwriting or selling agent fees, commissions, discounts or upfront fees will also be established by negotiation.

          For further information with respect to the transaction documents related to the issuance of the New Refunding Bonds, the Lessor Notes and the Trust Certificates described herein, reference is made to Exhibits A-1 to A-5, and B-1 to B-11.

          System Energy may cause any series of the New Refunding Bonds or Trust Certificates to be sold by competitive bidding or by negotiated underwritten public offering or by private placement with institutional investors.

          System Energy shall not cause the sale of the New Refunding Bonds or the Trust Certificates unless (a) the estimated present value savings derived from the net difference between interest payments on a new issue of comparable securities and those securities refunded is, on an after-tax basis, greater than the present value of all redemption and issuing costs, assuming an appropriate discount rate, determined on the basis of the then estimated after-tax cost of capital of Entergy and its subsidiaries, consolidated, or (b) System Energy shall have notified the Commission of the proposed refinancing transaction (including the terms thereof) by post-effective amendment hereto and obtained appropriate supplemental authorization from the Commission to consummate such transaction.

       System Energy hereby makes the following additional representations:

(i)    System Energy represents that at all times during the Authorization Period, System Energy and Entergy will each maintain common equity of at least 30% of total capitalization (based on the financial statements filed for the most recent quarterly report on Form 10-Q or annual report on Form 10-K); and

(ii)    System Energy represents that no securities may be issued by System Energy in reliance upon the authorization that may be granted by the Commission in accordance with this Application-Declaration, unless (1) the security to be issued by System Energy, if rated, is rated investment grade; (2) all outstanding securities of System Energy that are rated are rated investment grade; and (3) all outstanding securities of Entergy that are rated are rated investment grade (collectively, the “Investment Grade Ratings Criteria”).  For purposes of this provision, a security will be deemed to be rated “investment grade” if it is rated investment grade by Moody’s Investors Services, Standard & Poor’s, Fitch Ratings or any other nationally recognized statistical rating organization (“NRSRO”), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934.  System Energy further requests that the Commission reserve jurisdiction over the issuance of any security at any time that one or more of the Investment Grade Ratings Criteria are not satisfied.

 Item 2.   Fees, Commissions and Expenses.

           The fees, commissions and expenses, including attorneys’ fees, auditors’ fees and consulting fees, as well as placement, underwriting or selling agent fees, commissions, discounts, and up-front fees, if any, incurred or to be incurred with respect to the transactions proposed in this Application-Declaration will not exceed 3% of the principal amount of the  New Refunding Bonds or Trust Certificates being issued.

Item 3.   Applicable Statutory Provisions.

3.1    General

       System Energy believes that Sections 6(a) and 7 of the Holding Company Act may be applicable to any contingent obligations that are assumed by System Energy with respect to the New Refunding Bonds, Trust Certificates and Lessor Notes.

3.2    Compliance with Rules 53 and Rule 54

       The proposed transaction is also subject to Rule 54.  Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”) or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, “Exempt Projects”), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied.  Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. System Energy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy’s “aggregate investment” in EWGs and FUCOs not exceed 50% of Entergy’s “consolidated retained earnings” is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied.  Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies’ personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

    With respect to the condition set forth in clause (1) of Rule 53(a), Entergy’s “aggregate investment” in Exempt Projects (approximately $2.4 billion) is equal to approximately 56% of Entergy’s “consolidated retained earnings” as of September 30, 2003 (approximately $4.3 billion).  Entergy’s aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in of EWGs relating to the acquisition and/or construction of “eligible facilities” (as defined in Section 32).

    Although Entergy’s current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the “June 2000 Order”), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy’s aggregate investment in such Exempt Projects  is within the parameters authorized in the June 2000 Order.  However, even if Entergy was determined not to be in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCOs in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy’s EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy’s public-utility customers, for the following reasons:

(1)  As of September 30, 2003, Entergy’s aggregate investment in Exempt Projects is equal to 14% of Entergy’s total consolidated capitalization, 13% of consolidated net utility plant and 19% of the market value of Entergy’s common stock.  As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy’s aggregate investment in Exempt Projects was equal to 7% of Entergy’s total capitalization, 7% of Entergy’s consolidated net utility plant and 24% of the market value of Entergy’s outstanding common stock.

(2)  Entergy’s consolidated retained earnings have grown by an average of 8% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through September 30, 2003).

(3)  Income from Entergy’s investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.

(4)  As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy’s consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock.  As of September 30, 2003, Entergy’s consolidated capitalization ratio was approximately 48.4% debt and approximately 51.6% equity, consisting of approximately 2% preferred stock and approximately 49.6% common stock.  These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

(5)  Each of the considerations set forth in the June 2000 Order, in support of Entergy’s assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of  this Application-Declaration.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy’s investments in EWGs and FUCOs have not had an adverse impact on Entergy’s financial integrity.

Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

Item 4.   Regulatory Approval.

          No Federal or State commission, other than the Commission, has jurisdiction over the transactions proposed in this Application-Declaration.

Item 5.   Procedure.

          The Original Refunding Bonds are currently redeemable and, given currently favorable market conditions, System Energy proposes to proceed with the refunding of same at the earliest possible time.  Accordingly, System Energy requests that the Commission's notice of proposed transactions be issued as soon as practicable and that the Commission's order authorizing the transactions proposed in this proceeding be issued by March 5, 2004, or as soon thereafter as practicable.   System Energy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's order and the date it is to become effective.

Item 6.   Exhibits and Financial Statements.

     A.   Exhibits

          A-1       Collateral Trust Indenture, dated as of January 1, 1994, among GG1B Funding Corporation, System Energy, and Deutsche Bank Trust Company Americas, Trustee (A-3(e) to Rule 24 Certificate dated January 31, 1994 in 70-8215 ("Third Rule 24 Certificate")).

          A-2       Supplemental Indenture No. 1 to the Collateral Trust Indenture, dated as of January 1, 1994 (A-3(f)to Third Rule 24 Certificate).

         *A-3      Proposed form of Supplemental Indenture No. 2 to the Collateral Trust Indenture.

       ***A-4      Proposed form of New Collateral Trust Indenture among Business Trust, System Energy and Deutsche Bank Trust Company Americas, Trustee.

       ***A-5      Proposed form of Supplemental Indenture No. 1 to New Collateral Trust Indenture.

          B-1       Participation Agreement No. 1, dated as of December 1, 1988, among Resources Capital Management Corporation (successor to Public Service Resources Corporation), the original loan participants, Funding Corporation, Meridian Trust Company and Stephen M. Carta, as Owner Trustees, Deutsche Bank Trust Company Americas and Stanley Burg, as Indenture Trustees, and System Energy (B-1(c)(1) to Rule 24 Certificate dated January 9, 1989 in 70-7561 ("First Rule 24 Certificate").

          B-2       Participation Agreement No. 2, dated as of December 1, 1988, among Textron Financial Corporation (successor to Lease Management Realty Corporation IV), the original loan participants, the Owner Trustees, the Indenture Trustees and System Energy (B-1(c)(2) to First Rule 24 Certificate).

          B-3       Facility Lease No. 1, dated as of December 1, 1988, between the Owner Trustees and System Energy (B-2(c)(1) to First Rule 24 Certificate).

          B-3(a)    Lease Supplement No. 1 to Facility Lease No. 1, dated as of April 1, 1989 (B-22(b)(1) to Second Rule 24 Certificate).

          B-3(b)   Lease Supplement No. 2 to Facility Lease No. 1, dated as of January 1, 1994 (B-3(d)to Third Rule 24 Certificate).

         *B-3(c)   Proposed Form of Lease Supplement No. 3 to Facility Lease No. 1.

          B-4      Facility Lease No. 2, dated as of December 1, 1988, between the Owner Trustees and System Energy (B-2(c)(2) to First Rule 24 Certificate).

          B-4(a)    Lease Supplement No. 1 to Facility Lease No. 2, dated as of April 1, 1989 (B-22(b)(2) to Second Rule 24 Certificate).

          B-4(b)   Lease Supplement No. 2 to Facility Lease No. 2, dated as of January 1, 1994 (B-4(d)to Third Rule 24 Certificate).

         *B-4(c)   Proposed form of Lease Supplement No. 3 to Facility Lease No. 2.

          B-5       Trust Agreement No. 1, dated as of December 1, 1988, between Resources Capital Management Corporation (successor to Public Service Resources Corporation) and the Owner Trustees (B-3(c)(1) to First Rule 24 Certificate).

          B-6       Trust Agreement No. 2, dated as of December 1, 1988 between Textron Financial Corporation (successor to Lease Management Realty Corporation IV) and the Owner Trustees (B-3(c)(2) to First Rule 24 Certificate).

          B-7       Trust Indenture, Deed of Trust, Mortgage, Security Agreement and Assignment of Facility Lease No. 1, dated as of December 1, 1988, between the Owner Trustees and the Indenture Trustees (B-6(c)(1) to First Rule 24 Certificate).

          B-7(a)    Supplemental Indenture No. 1 to Trust Indenture, Deed of Trust, Mortgage, Security Agreement and Assignment of Facility Lease No. 1, dated as of April 1, 1989 (B-21(b)(1) to Second Rule 24 Certificate).

          B-7(b)   Supplemental Indenture No. 2 to Trust Indenture, Deed of Trust, Mortgage, Security Agreement and Assignment of Facility Lease No. 1), dated as of January 1, 1994 (B-7(d)to Third Rule 24 Certificate).

         *B-7(c)   Proposed form of Supplemental Indenture No. 3 to Trust Indenture, Deed of Trust, Mortgage, Security Agreement and Assignment of Facility Lease No. 1.

          B-8       Trust Indenture, Deed of Trust, Mortgage, Security Agreement and Assignment of Facility Lease No. 2, dated as of December 1, 1988, between the Owner Trustees and the Indenture Trustees (B-6(c)(2) to First Rule 24 Certificate).

          B-8(a)    Supplemental Indenture No. 1 to Trust Indenture, Deed of Trust, Mortgage, Security Agreement and Assignment of Facility Lease No. 2, dated as of April 1, 1989 (B-21(b)(2) to Second Rule 24 Certificate).

          B-8(b)   Supplemental Indenture No. 2 to Trust Indenture, Deed of Trust, Mortgage, Security Agreement and Assignment of Facility Lease No. 2, dated as of January 1, 1994 (B-8(d)to Third Rule 24 Certificate).

         *B-8(c)   Proposed form of Supplemental Indenture No. 3 to Trust Indenture, Deed of Trust, Mortgage, Security Agreement and Assignment of Facility Lease No. 2.

         *B-9      Proposed form of Underwriting Agreement.

         *B-10     Proposed form of Refunding Agreement No. 1.

         *B-11     Proposed form of Refunding Agreement No. 2.

         *C-1      Registration Statement on Form S-3 applicable to the sale of the New Refunding Bonds.

          D-        Not applicable.

          E-        Not applicable.

         *F-       Opinion of Counsel.

         **G-      Suggested form of notice of proposed transaction for publication in the Federal Register.

_____________________

* To be filed by Amendment.
**Previously filed.
***To be filed by Amendment (if appropriate).

B.   Financial Statements.

FS-1	System Energy Resources, Inc. Consolidated Statement of Income for the year ended December 31, 2002	See Annual Report of System Energy Resources, Inc. on Form 10-K for the year ended December 31, 2002 in File No. 1-9067.
FS-2	System Energy Resources, Inc. Consolidated Balance Sheet as of December 31, 2002	See Annual Report of System Energy Resources, Inc. on Form 10-K for the year ended December 31, 2002 in File No. 1-9067.
FS-3	System Energy Resources, Inc. Consolidated Statement of Income for the three and nine month periods ended September 30, 2003	See Quarterly Report of System Energy Resources, Inc. on Form 10-Q for the quarter ended September 30, 2003 in File No. 1-9067.
FS-4	System Energy Resources, Inc. Consolidated Balance Sheet as of September 30, 2003	See Quarterly Report of System Energy Resources, Inc. on Form 10-Q for the quarter ended September 30, 2003 in File No. 1-9067.

          Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since September 30, 2003.

Item 7.   Information as to Environmental Effects.

          (a)    As more fully described in Item 1, the proposed transaction subject to the jurisdiction of the Commission involves the refunding of indebtedness related to the sale and leaseback by System Energy of a portion of its interest in Grand Gulf 1 and certain related activities and, as such, does not involve a major Federal action having a significant impact on the human environment.

           (b)  Not applicable.

SIGNATURE

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                         SYSTEM ENERGY RESOURCES, INC.

                        By: /s/ Steven C. McNeal
                            Steven C. McNeal
                            Vice President and Treasurer

Dated:   February 5, 2004

1              Specifically, the $293,093,025 maximum aggregate amount of New Refunding Bonds for which authorization is requested herein will be applied to the payment of up to (a) $284,256,685 of principal and (b) $8,336,340 of premiums that will be required to be paid in connection with the redemption of the Original Refunding Bonds.